EXHIBIT 99.1

POET Expands Capacity to Meet AI Infrastructure Demand

Assumes control of JV and centers Optical Engine assembly in Malaysia

TORONTO, Nov. 25, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced its intention to expand its optical engine production capacity in Malaysia.

The Company also announced that it has signed a binding Memorandum of Understanding (MOU) with Quanzhou Sanan Optical Communication Technology Co., Ltd. (“SAIC”) to transfer to POET its 24.8% stake in the joint venture Super Photonics Xiamen (“SPX”), along with all the production equipment previously leased by SAIC to SPX. With control of SPX, POET now has the flexibility to implement its “China Plus One” strategy to locate its wafer-scale assembly operations outside of China.

Concurrently, the Company has been negotiating with several contract manufacturers in Malaysia to become the focal point for POET’s wafer-scale assembly of optical engines and expects to sign an agreement this month and to start operations by the end of the year.

“The addition of wafer-scale equipment to our assembly and test operations will significantly expand our production capacity to cover the projected needs of our customers for 800G optical engines being sold to AI networks through 2026,” commented Dr. Suresh Venkatesan, Chairman & Chief Executive Officer of POET. “We can now project an assembly and test capacity exceeding one million optical engines per year, all dedicated to the 800G and higher speed transceivers required for AI clusters.”

The 24.8% equity stake represents SAIC’s entire ownership position in the JV. With no other shareholders, SPX will become a wholly owned subsidiary of POET and will continue to assemble optical engines for sale in China, adopting the POET company name. The MOU is binding and is also subject to definitive agreements, which are expected to be signed by the end of November.

Expansion of IR Activities
The Company entered into an agreement with 1123963 B.C Ltd DBA CAPITALIZ ON IT (‘’CAPITALIZ’’), to conduct market awareness and marketing services, commencing on November 15, 2024 and terminating on February 15, 2025. The nature of the services to be provided by CAPITALIZ include, but are not limited to, advice, content development, media buying and distribution, and marketing services through social media channels. The Company will pay CAPITALIZ a total of USD$90,000 for its services, split over the term of the contract in accordance with the services rendered. At the time of this release, CAPITALIZ does not own any shares of the Company.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of agreements with its JV partner, the opening of a production facility in Malaysia, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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